FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Notice to Convene Extraordinary General Meeting

On July 3, 2015, Forward Pharma A/S (the “Company”) mailed to its shareholders a notice to convene an extraordinary general meeting of shareholders on July 20, 2015 and accompanying documentation, as filed herewith.

Exhibits

99.1	Notice to Convene Extraordinary General Meeting
99.2	Proxy/Voting Correspondence Form
99.3	Request for Admission Card
99.4	Share and Voting Rights

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: July 6, 2015	By:	/s/ Joel Sendek
Joel Sendek
Chief Financial Officer